03000115

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Nichimen Kabushiki Kaisha
(Name of Subject Company)

Nichimen Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Nichimen Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Mr. Yuji Suzuki, Manager
Personnel & General Affairs Department
Nichimen Corporation
1-23, Shiba 4-chome, Minato-ku
Tokyo 108-8405 JAPAN
813-5446-1800
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
813-5561-4421

February 10, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item (2). Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibit II.(1)-1.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X dated January 30, 2003 and filed concurrently with the Commission on January 30, 2003.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Yoichi Furusawa
Director
Executive Officer
(Name and Title)

January 30, 2003
(Date)

EXHIBIT INDEX

Exhibit	Description	Page No.
II.(1)-1	Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated January 29, 2003	5

Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated January 29, 2003

January 29, 2003

To whom it may concern

Nichimen Corporation
President: Toru Hambayashi
Securities code: 8004

Nissho Iwai Corporation
President & CEO: Hidetoshi Nishimura
Securities code: 8063

Notice with regard to Business Integration by Stock Transfer

Nichimen Corporation (hereinafter, Nichimen) and Nissho Iwai Corporation (hereinafter, Nissho Iwai) have signed a Stock Transfer Agreement for establishing a joint holding company, Nissho Iwai-Nichimen Holdings Corporation (hereinafter, the Holding Company) as of April 1, 2003, by transferring their respective stock to such Holding Company, subject to shareholders' and regulatory approvals, to which both companies principally agreed on December 11, 2002.

This press release relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Nichimen Corporation ("Nichimen") and Nissho Iwai Corporation ("Nissho Iwai"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Nichimen and Nissho Iwai are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Nichimen, Nissho Iwai, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Nichimen, Nissho Iwai, the Holding Company and any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Nichimen, Nissho Iwai or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

1. Objectives of Business Integration by Stock Transfer

Nichimen and Nissho Iwai have agreed, on the basis of an equal partnership, to establish a joint holding company, Nissho Iwai-Nichimen Holdings Corporation, and to integrate the businesses of each company. The objectives of the integration would be to enhance profitability through synergies, strengthen business franchise by pursuing management rationalization and efficiency and improve financial strength through equity financing, with the aim of developing an innovative and highly functional trading company.

2. Outline of Stock Transfer

(1) Schedule

January 29, 2003	Meeting of Board of Directors to approve stock transfer
February 25, 2003 (tentative)	Special Shareholders' Meeting for approval of stock transfer
April 1, 2003 (tentative)	Date of stock transfer and registration of Holding the Company

The schedule may be changed in the event of unforeseen circumstances and based on mutual agreement between the two companies.

(2) Stock Transfer Ratio

1. Share Allotment Ratio
154 Holding Company shares will be allotted in exchange for 1,000 Nichimen shares.
100 Holding Company shares will be allotted in exchange for 1,000 Nissho Iwai shares.
The Holding Company will adopt the unit system and one unit shall comprise 100 shares.

2. Evaluation of Stock Transfer Ratio
An analysis of the Stock Transfer Ratio was conducted by Lehman Brothers Japan Inc., the joint advisor to the two companies. Taking the outcome of this analysis into consideration, the two companies had extensive discussions and came to an agreement on the above Stock Transfer Ratio. In order to confirm the fairness of the agreed upon Stock Transfer Ratio, Nichimen appointed Mitsubishi Securities Co., Ltd. and Nissho Iwai appointed Mizuho Securities Co., Ltd. as independent advisers. Subsequently, each company received a fairness opinion on the agreed Stock Transfer Ratio from a financial point of view. It should be noted that should any changes in material aspects related to various assumptions for the calculations of the agreed Stock Transfer Ratio occur, the Stock Transfer Ratio is subject to change upon further discussions between the two companies.

3. Evaluation Method by Third Party Evaluator
The third party evaluators (Mitsubishi Securities Co., Ltd. and Mizuho Securities Co., Ltd.) analyzed and evaluated the Stock Transfer Ratio based on a historical stock price analysis, a discount cash flow analysis (DCF) and a comparable company analysis.

(3) Stock Transfer Delivery Consideration
The Holding Company will not pay any consideration for a stock transfer delivery.

(4) Listing of the Holding Company
The Holding Company's shares are expected to be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. The listing is scheduled to be on April 1, 2003, but the date may change subject to the regulations of each stock exchange.
In relation with the stock transfer to the Holding Company, the common stock of Nichimen and Nissho Iwai, which is currently listed on the Tokyo, Osaka, and Nagoya stock exchanges, will be de-listed as of March 26, 2003. The Depositary Receipts of Nissho Iwai, which are listed on the Frankfurt Stock Exchange, are scheduled to be delisted on the same day.

(5) Outline of the partners (consolidated basis) (as of September 30, 2002)

Company		Nichimen Corporation	Nissho Iwai Corporation
Business category		General trading company	General trading company
Establishment		November 10, 1892	February 8, 1928
Headquarters		2-2-2 Nakanoshima , Kita-ku, Osaka	2-5-8 Imabashi, Chuo-ku, Osaka
- Representative		- President Toru Hambayashi	- President & CEO Hidetoshi Nishimura
Capital stock		Yen 52,179 million	Yen 102,938 million
Number of shares of common stock issued		428,776,581 shares	874,174,902 shares
Shareholders' equity		Yen 77,104 million	Yen 85,252 million
Total assets		Yen 1,302,141 million	Yen 2,663,546 million
Accounting year-end		March	March
Number of employees	Consolidated basis	7,695	17,466
	Non-consolidated basis	1,221	2,321
Major business connections		Extensive range of customers and suppliers both domestic and overseas, mainly for trade, export and import	Extensive range of customers and suppliers both domestic and overseas, mainly for trade, export and import
Major shareholders & Ownership		UFJ Bank Limited 4.42% The Bank of Tokyo-Mitsubishi, Ltd. 3.60% Daido Life Insurance Company 3.35% The Tokio Marine and Fire Insurance Co., Ltd. 3.06% The Daiwa Bank, Ltd. 2.83%	UFJ Bank Limited 4.51% Mizuho Corporate Bank, Ltd. 4.01% The Daiwa Bank, Ltd. 3.83% Kobe Steel, Ltd. 2.85% Nipponkoa Insurance Co., Ltd. 2.74%
Main banks		UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.
Relationships between the two companies	Capital	None	
	Personnel	None	
	Business	None	

Financial results for the last three fiscal years (Millions of Yen)

Company	Nichimen Corporation			Nissho Iwai Corporation		
Period	FY1999	FY2000	FY2001	FY1999	FY2000	FY2001
Net sales (total trading transactions)	2,861,907	2,419,340	2,055,240	7,281,304	6,474,402	5,464,524
Operating profit	20,545	23,079	33,054	49,088	62,253	49,460
Recurring profit	23,352	17,402	26,788	32,053	39,063	33,233
Net income	2,936	-21,142	1,340	10,220	20,041	1,183
Net income per share (yen)	7.03	-50.62	3.21	11.69	22.92	1.35
Dividend per share (yen)	2.50	-	-	-	-	-
Shareholders' equity per share (yen)	308.36	212.20	195.05	208.65	137.55	122.06

3. Effects of Business Integration

(1) Complementary Effect

< Maintaining and Stabilizing Profitability >

- Little overlap in business areas and customers will enable the two companies to maintain respective profitability even after the integration.
- The strength of the business segments of the two companies complement one another. This shall lead to an optimal business portfolio through integration, further stabilizing combined profitability.

(2) Rationalization Effect

< Significant Reduction in Sales and General Administrative Expenses (SG&A) >

- Reduction in SG&A by approximately 110 billion yen by the end of FY2005 through elimination of overlapping subsidiaries, domestic and overseas networks, rationalizing administrative organizations and restructuring businesses, with the aim of improving profitability.

Rationalization measures	Actual effects (In FY2005 compared to FY2003)
Total reduction in SG&A expenses	**113 billion yen**
Total rationalization effect	**67 billion yen**
Restructuring overlapping administrative organization, integration and liquidation of domestic & overseas bases, integration of sales divisions and subsidiaries, etc.	12 billion yen
Restructuring and reorganizing businesses on a non-consolidated and subsidiary basis (outside integration with others)	22 billion yen
Reducing personnel and material expenses	29 billion yen
Others (integration of main systems, utilization of assets, etc.)	4 billion yen
Unconsolidation of subsidiaries through reorganization, etc.	46 billion yen

(3) Synergy Effect

Boost in Profitability through the Creation of Innovative Trading Businesses >

- Combine the upstream strengths of Nissho Iwai with the downstream strengths of Nichimen to enable an optimal utilization of the mutual customer channels and product groups, creating a thorough supply and distribution system. Also, identify customer needs and create innovative trading businesses by integrating and harmonizing business functions.
- Build-up new businesses and pursue synergistic effects by leveraging competitively strong business segments and collaborating in such segments.

4. **Outline of Holding Company**

(1) Name Nissho Iwai-Nichimen Holdings Corporation

(2) Headquarters 4-1-23 Shiba, Minato-ku, Tokyo

(3) Directors and Auditors (candidate)

Title	Name	Current Title
Chairman and Representative Director, Co-CEO	Toru Hambayashi	President of Nichimen Corporation
President and Representative Director, Co-CEO	Hidetoshi Nishimura	President of Nissho Iwai Corporation
Director	Masaki Hashikawa	Senior Executive Officer of UFJ Bank, Ltd.
Director	Hiroshi Takeda	Senior Managing Director of Nichimen Corporation
Director	Kenichi Minami	Managing Executive Officer of Nissho Iwai Corporation
Director	Katsuhiko Kobayashi	Managing Director of Lehman Brothers Japan Inc.
Full-time Auditor	Shunichi Nakao	Full-time Auditor of Nichimen Corporation
Full-time Auditor	Toma Masaoka	Full-time Auditor of Nissho Iwai Corporation
Auditor	Teruo Nakamura	President of Nippon Kayaku Co., Ltd.
Auditor	Masaji Shinagawa	Auditor of Nissho Iwai Corporation

(4) Number of Staff Approximately 50

(5) Capital Stock 10 billion yen

(6) Number of Shares to be Issued 154,358,166 shares (1 unit =100 shares)

(7) Accounting Year-end March

(8) Accounting Auditor (candidate) Shin Nihon & Co., Asahi & Co.

(9) Listing of Shares (tentative) Tokyo Stock Exchange, Osaka Securities Exchange

(10) Function

- Optimize the effect of the business integration through planning, operating and administration of the entire Group, define each subsidiary's authority and responsibility, and provide overall Group governance.
- Devise and execute a Group restructuring strategy in order to spur profit growth and achieve the integration effects in a timely manner utilizing management resources.

(11) Corporate Governance

- Invite outside directors to the corporate board at the Shareholders' Meeting after the establishment of the Holding Company in order to create a transparent and accountable corporate governance system.
- Establish the Nomination Committee and Remuneration Committee, each chaired by an outside director.
- Introduce a system of Executive Officer, and separate the functions of management and execution, with the Board of Directors overseeing management and the Executive Officers' Meeting in charge of business execution.
- The Executive Officers' Meeting will be entitled to exercise strong leadership as the chief decision-making organization for business execution.
- In order to reflect management's decisions promptly, the Executive Officers' Meeting is comprised of Executive Officers who also serve as directors and Executive Officers controlling all the sales divisions of its subsidiaries (Nichimen, Nissho Iwai) .

5. Management Vision for Nissho Iwai-Nichimen Group

The Management Vision of the Nissho Iwai-Nichimen Group entails the followings:

- Establish a business complex, which have both top-tier competitiveness and strong earning power in relevant industries and markets by continuously pursuing profitability and growth in its core business areas.
- Establish an innovative trading company, which actively responds to environmental changes and market globalization, and continuously develops new business fields through entrepreneurship.
- Establish a functional trading company, which provides unique multiple functions, sophisticated and tailor-made services as a customer's best business partner.
- Establish an opened company, where each employee is given a chance to realize his or her own personal goals and ambitions.

6. Outline of Nissho Iwai-Nichimen Group Business Plan

(1) Fundamental Policy

① Improvement in Profitability

- In 3 years (by the end of FY2005), rationalization effects should contribute to stable recurring profit in excess of 100 billion yen.
- Effective combination of product groups and business functions will maximize synergetic effects.

② Reinforcement of Financial Strength

Net interest-bearing debt to equity ratio should decrease less than or equal to 5 times by the end of FY2005 as a result of increases in shareholders' equity through retaining periodic earnings and equity financing and further debt reduction.

(2) Term

3 Year Plan (starting from April 1, 2003 to March 31, 2006)

(3) Strategic Fields

The following strategic business fields are selected based on growth potential, profitability and synergetic effects aiming to improve profitability by leveraging each company's strengths and characteristics, and further reinforcing and differentiating those strengths and characteristics.

< Functional Trading Area >

Business fields, achieving profit growth by providing markets and clients with more competitive goods and services through utilizing and developing strong sales base, and distribution channels.

- Energy Resources (Oil, gas etc.)
- Automobile related businesses
- Space Aviation
- Electronics & Telecommunications
- Household & Consumer Products (Chemicals & Plastics, Foodstuffs, Textiles, General Merchandises & Retail, Forest Products)

< Strategic Business Project Area >

Business fields, achieving profit growth by allocating management resources based on strategic investment policy and active risk management policy utilizing know-how and experience, which were accumulated through domestic and global projects.

- Energy Resources (Energy related projects)
- Information Industries
- Household & Consumer Products (Construction & Urban Development)

Allocate approximately 300 billion yen of new funds over 3 years for those areas, to further strengthen business franchise and to create a business portfolio which generates stable profits.

(4) Core Regions

- High growth region including South-East Asia, China and the world's largest market, NAFTA , where management resources are continued to strengthen local business base in those region.

(5) Integration Plan (on a consolidated basis)

From Year 1 of the integration, the Holding Company plans to select and focus on its core businesses as well as cost reduction through rationalization. In the process, it expects a one-off restructuring cost resulting in a net loss in the first fiscal year, ending March 2004. From Year 2 onwards, profitability will improve and we expect net income in the final year to reach 70 billion yen.

Business Plan

Billions of Yen	FY2003	FY2004	FY2005	As a reference Nichimen/ Nissho Iwai combined FY2002 (*)
Net Sales	5,770	6,100	6,260	6,520.0
Gross trading profit	287	285	293	340.0
SG&A expenses	-215	-175	-169	-281.5
Operating profit	72	110	124	58.5
Recurring profit	48	85	101	31.0
Extraordinary profit/loss-net	-60	-10	-7	-105.0
Net income	-29	50	70	-111.0
ROA		1.6%	2.3%	
ROE		19.6%	22.2%	
Assets	3,140	3,040	3,070	3,220.0
Cash on hand and in banks	310	310	310	230.0
Operating assets	1,200	1,200	1,220	1,330.0
Investments and Loans	890	850	880	860.0
Fixed assets	740	680	660	800.0
Liabilities	2,910	2,760	2,720	3,161.0
Operating liabilities	655	660	660	766.0
Interest-bearing debt	2,255	2,100	2,060	2,395.0
Shareholders' equity	230	280	350	59.0
Total of liabilities and shareholders' equity	3,140	3,040	3,070	3,220.0
Net interest-bearing debts	1,945	1,790	1,750	2,165.0
Net DER (Multiple)	8.5	6.4	5.0	36.7

* Notes

1) On January 29, 2003, Nichimen and Nissho Iwai revised their earning forecasts for the fiscal year ending March 31, 2003, respectively. In order to realize the effect of business integration at an early stage, they plan to conduct strict asset assessments.

2) The above business plan includes earnings forecasts of certain subsidiaries to be newly consolidated by the Holding Company.

Inquiries:
Nichimen Corporation: Public Relations and Investor Relations Dept.
Yoshiki Furuya/Takashi Ochi TEL +81(3) 5446-1062
Nissho Iwai Corporation: Public Relations Office
Hideo Kamiyama/Yuji Nishikawa TEL +81(3) 5520-2400